Exhibit 4

TIAA-CREF Life Insurance Company

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-223-1200]

[Intelligent Variable Annuity] Contract

Contract Number	[0-800135-6]	Primary Owner	[John J. Jones]
Date of Issue	[07 01 2007]	Joint Owner	[Jane Q. Jones or “None”]
	mo day year	Annuitant	[Jane J. Doe]

This is a contract between you, the owners of this contract, and TIAA-CREF Life Insurance Company (“TIAA-CREF Life,” “we,” “us”). This page refers briefly to some of the features of this contract. The next pages set forth in detail the rights and obligations of both TIAA-CREF Life and you under this contract.

PLEASE READ YOUR CONTRACT. IT IS IMPORTANT.

General Description

This is a flexible premium deferred annuity contract. The value of your contract is your contract accumulation, which is the sum of your investment account accumulations. Accumulations are variable, are not guaranteed, and may increase or decrease depending on the investment results of the funds underlying the investment accounts.

You may withdraw all or part of your contract accumulation on or before the day income benefits begin.

You may elect to receive an income benefit based on the life of the annuitant, who may be an owner or another person.

The separate account charge, and the GMDB charge, if applicable, reduce the net annual investment return. An annual maintenance charge is applicable if your contract accumulation is below $25,000.

If either owner or the annuitant dies before the income benefit begins, we will pay a death benefit. You may have elected an optional guaranteed minimum death benefit when this contract was issued.

This contract does not provide for loans.

30 Day Right to Examine Your Contract. You have 30 days from the day you receive this contract to examine and cancel it. If you decide to cancel this contract, send it and your request to cancel to TIAA-CREF Life at the address above. Upon receipt of such request, we will refund the contract accumulation as of the date you mailed or delivered your request to us, plus premium taxes (if any) deducted from premiums paid. As of that date, the contract will then be void and no benefits will be provided under it.

If you have any questions about your contract or need help to resolve a problem, you can contact us at the address or telephone number above.

[	Corporate Secretary	]	[	Chairman, President, & Chief Executive Officer	]

Nonqualified Flexible Premium Deferred Annuity

Variable Accumulations and Fixed Income Benefits

Nonparticipating

TCL-VA2	Page 1

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

Index of Provisions

Section
Accumulation	29-36
Accumulation Unit	30
Number of	36
Annuitant	1
Annuity Starting Date	2
Assignment	60
Automatic Account Rebalancing	54
Beneficiaries	3
Benefits Based on Incorrect Age	66
Business Day	4
Claims of Creditors	61
Commuted Value	5
Contract	23-24
Contract Year	6
Correspondence with Us	70
Death Benefit	42-46
Definition	7
Naming Your Beneficiaries	3
Payee	8
Distributions Required on Death of Owner	41
Dollar Cost Averaging	53
Elections and Changes - Procedure	62
Financial Advisor Fees	52
Fixed Account	9
Fund	10
Change	57
General Account	11
GMDB Charge	34
Gross Investment Factor	32
Guaranteed Minimum Death Benefit	45
Income Benefit	37-41
Definition	12
Income Options	40
Investment Account	13
Addition or Deletion	56
Change or Substitution of Funds	57
Investment Company Act of 1940	64
Laws and Regulations - Compliance with	68
Loans - Not available	59
Maintenance Charge	35
Money Market Account	14
Net Investment Factor	31
Owners	15
Payment to an Estate, Guardian, Trustee, etc	63
Premiums	25-26
Premium Taxes	27
Proof of Survival	67
Rate Schedule	71-75
Definition	16
Redemption Charge	17
Report of Accumulation	58
Right to Amend	69
Right to Examine Period	18
Second Annuitant	19
Separate Account	20
Charge	33
Insulation of	55
Service of Process upon TIAA-CREF Life	65
Transfer	21, 47, 49, 50
Valuation Day	22
Withdrawal	48-50
Systematic	51-52

TCL-VA2	Page 2

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

Part A: Owner / Annuitant Data

	Contract Number	Date of Issue				Annuity Starting Date
	[ 0-800135-6	07	01	2007		12	01	2015	]
		mo	day	year		mo	day	year

	Name	Date of Birth
Primary Owner	[John J. Jones	12	20	1952	]
Joint Owner	[Jane Q. Jones or “None”	06	01	1955	]
Annuitant	[Jane J. Doe	11	15	1950	]
		mo	day	year

Guaranteed Minimum Death Benefit Option: [Yes/No]

This contract was made and delivered in the [state of State]. The validity and effect of the contract are governed by the laws there in force.

The separate account charge is shown in section 73.

The GMDB charge is shown in section 74.

The maintenance charge is shown in section 75.

TCL-VA2	Page 3

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

This page intentionally left blank.

TCL-VA2	Page 4

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

Part B: Terms Used in this Contract

1.	The Annuitant is the natural person whose life is used in determining the income benefit to be paid. The annuitant is named on page 3 of this contract, and may not be changed, except as provided in section 42.

2.	The Annuity Starting Date is the date on which you begin to receive income benefits. Your scheduled annuity starting date is shown on page 3. You may change your annuity starting date as explained in section 39.

3.	Beneficiaries are persons you name, in a form satisfactory to us, to:

A)	receive the death benefit as death benefit payees if either owner dies before the annuity starting date while the annuitant is alive; or

B)	become owners, and receive any benefits due as owners, if the last surviving owner dies on or after the annuity starting date.

At any time you may name, change, add or delete beneficiaries, by written notice to us, as explained in section 62.

You can name two classes of beneficiaries, primary and contingent, which set the priority of payment or ownership. Any surviving primary beneficiaries become your “beneficiaries.” If no primary beneficiary survives, your “beneficiaries” are the surviving contingent beneficiaries. If a class contains more than one person, the then-living persons in the class will receive the death benefit or become owners in equal shares, unless you provide otherwise. The shares of any beneficiaries in a class who do not survive will be allocated in equal shares to the beneficiaries in such class who do survive, even if you’ve provided for these beneficiaries to receive unequal shares.

No living beneficiaries. If the death benefit becomes payable while the annuitant is alive, and none of your beneficiaries is alive, or you never named a beneficiary, the death benefit will be paid to the surviving owner, if any, or else to the estate of the last surviving owner.

If the last surviving owner dies on or after the annuity starting date and if none of the beneficiaries you named is alive after the death of the last surviving owner, or you never named a beneficiary, the commuted value of any income benefit remaining due will be paid to the estate of the last surviving owner in one sum.

Payments after the death of a beneficiary. Any periodic payments or other amounts remaining due after the death of a beneficiary during a guaranteed or fixed period will be paid to the person named by you or the beneficiary to receive them, by written notice to us, as explained in section 62. The commuted value of these payments may be paid in one sum unless we are directed otherwise.

If no one has been named to receive these payments, or if no one so named is living at the death of the beneficiary, the commuted value will be paid in one sum to the beneficiary’s estate.

If a person receiving these payments dies before the end of the guaranteed or fixed period, the commuted value of any payments still due that person will be paid to any other person named to receive it. If no one has been so named, the commuted value will be paid to the estate of the last person who was receiving these payments.

4.	A Business Day is any day that the New York Stock Exchange is open for trading.

A business day ends at 4:00 p.m. Eastern time, or when trading closes on the New York Stock Exchange, if earlier. However, some of the funds whose shares are held by the investment accounts may stop accepting transactions at earlier times of day. For transactions involving accounts that hold shares in such funds, a business day will end at the earliest such time.

5.	The Commuted Value of an annuity is an amount paid in a lump sum instead of in a series of payments. The commuted value is available if you have chosen the fixed-period annuity, or as described in section 3. The effective date of the calculation of the commuted value is the business day in which we receive the request for a commuted value, in a form acceptable to us.

The commuted value of an annuity payable from the fixed account is the sum of the payments less the interest that would have been earned from the effective date of the commuted value to the date each payment would have been made. The interest rate used is the same as that used to determine the guaranteed amount of the annuity payments.

TCL-VA2	Page 5

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

6.	A Contract Year begins on the date of issue or an anniversary of the date of issue, and ends on the day prior to the following anniversary of the date of issue.

7.	The Death Benefit is payable as described in Part F.

8.	The Death Benefit Payees are persons or entities that receive the death benefit. If either owner dies before the annuity starting date, the beneficiaries will be the death benefit payees. If the annuitant dies before either owner, and the annuitant is not an owner, you will be the death benefit payee.

Where two or more individuals among the annuitant and owners have died and there is not sufficient evidence that they have died other than simultaneously, the beneficiaries will be the death benefit payees, unless you have provided otherwise.

9.	The Fixed Account is part of TIAA-CREF Life’s general account.

10.	A Fund is a mutual fund or a separate series of a mutual fund registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Each fund consists of a portfolio of assets managed with a specific investment objective.

11.	The General Account consists of all of TIAA-CREF Life’s assets other than those in separate accounts.

12.	The Income Benefit is the periodic amount payable under one of the options set forth in Part E. The first payment will be payable as of the annuity starting date.

13.	An Investment Account is a subaccount of the separate account that holds shares of a fund or funds that are managed with a specified investment objective. We may add, combine, or delete investment accounts as described in section 56.

14.	The Money Market Account is an investment account that holds shares in the Money Market Fund of the TIAA-CREF Life Funds.

In the event of deletion of the Money Market Account as described in section 56, a similar account will be made available and designated as its successor account. A similar designation will be made in the event of deletion of any successor account. The successor account will take the place of the Money Market Account for the purpose of all provisions in this contract that pertain to the Money Market Account.

In the event of change or substitution of the Money Market Fund of the TIAA-CREF Life Funds as described in section 57, a similar fund will be made available and designated as its successor fund. A similar designation will be made in the event of deletion of any successor fund.

15.	You, the primary owner and joint owner (if any), are the Owners. During your lifetimes, you may, subject to the rights of any assignee and to the extent permitted by law, exercise every right given by this contract without the consent of other persons.

The owners may be changed as explained in section 62. The names of the owners as of the date of issue are shown on page 3. The joint owner must be the spouse of the primary owner.

16.	The Rate Schedule sets forth the basis for computing the benefits available under this contract. The rate schedule is in Part I.

17.	A fund in which an investment account invests may impose a Redemption Charge on its assets that are redeemed out of the fund in connection with a transfer or withdrawal. The fund determines the amount of the redemption charge, and the charge is retained by or paid to the fund and not by or to TIAA-CREF Life. The redemption charge may affect the number and value of accumulation units transferred or withdrawn from the account that invests in that fund.

TCL-VA2	Page 6

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

18.	Right to Examine Period. You may cancel this contract during the period described on page 1.

19.	You name a Second Annuitant if you choose an income benefit under a two-life annuity option, as explained in section 40. Under a two-life annuity option the lives of the annuitant and the second annuitant are used in determining the income benefit.

20.	All premiums and transfers credited to an investment account are part of the Separate Account. The separate account is designated as [“TIAA-CREF Life VA-1”] and was established by us in accordance with New York law to provide benefits from this contract and other similar contracts. The assets and liabilities of this separate account are segregated from the assets and liabilities of the general account and from the assets and liabilities of any other TIAA-CREF Life separate account.

21.	You may Transfer some or all of your contract accumulation among the available accounts. The provisions concerning transfers of accumulations, including restrictions, are set forth in Part G.

22.	A Valuation Day is any business day.

Part C: Contract and Premiums

23.	The Contract. This document and the attached application are the entire contract between you and TIAA-CREF Life. We have issued it in return for your completed application and the first premium. Any endorsement to or amendment of this contract or waiver of any of its provisions will be valid only if in writing and signed by an executive officer or a registrar of TIAA-CREF Life. All benefits are payable at our home office in New York, NY or an administrative office designated by us. This contract is incontestable.

24.	Protection Against Contract Termination or Forfeiture. No additional premiums are required. Your rights under this contract will remain in force after the first premium has been paid, if:

•	your contract accumulation is at least $2,000, or

•	the total premiums paid reduced by any withdrawals is at least $2,000, or

•	any premiums have been paid within the prior two years.

If none of the above conditions is true, we may pay you your contract accumulation and terminate this contract.

25.	Premiums for this contract may be paid until the annuity starting date and in any amount not less than $50. We may limit the amount of premiums to this contract to $1,000,000 in any calendar year.

Your initial premium will be credited within two business days of the business day on which it is received by us at the location that we will designate. Each subsequent premium will be credited as of the business day on which it is received by us at the location that we will designate.

26.	Allocation of Premiums. You may change your allocation for future premiums at any time. Your premiums are allocated among the available investment accounts according to the most recent valid instructions we have received from you in a form acceptable to us. Premiums allocated to an investment account purchase accumulation units in that account. Premiums may not be allocated to the fixed account.

If any part of a premium is allocated to an unavailable account, the entire premium will be credited to the Money Market Account, and we will contact you for further instructions.

27.	State and local government Premium Tax, if applicable, will be deducted from your contract accumulation when incurred by us. We may deduct these taxes when the premium is received by us or when annuity income commences or the death benefit is paid. If no amount for premium tax was deducted, but premium tax is later determined to be due, we will reduce your contract accumulation by the amount of tax that is determined by us to be due.

TCL-VA2	Page 7

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

Part D: Accumulations

28.	Your Contract Accumulation is equal to the sum of your investment account accumulations. The fixed account is not available for accumulation. Once your contract accumulation has been applied to begin payment of an income benefit or death benefit, we will have fulfilled all obligations concerning your contract accumulation.

29.	An Investment Account Accumulation is the value of your share of an investment account, and is equal to A multiplied by B, as follows:

A equals the number of the investment account’s accumulation units applicable to this contract; and

B equals the value of the investment account’s accumulation unit applicable to this contract.

Investment account accumulations are variable and are not guaranteed, and you bear the investment risk. Investment account accumulations may increase or decrease depending on the investment results and any redemption charges of the funds underlying the investment accounts.

30.	Each investment account maintains a separate Accumulation Unit for each net investment factor. The values of each investment account’s accumulation units are calculated at the end of each valuation day. The value of an accumulation unit is equal to the prior valuation day’s value multiplied by the corresponding net investment factor among the net investment factors applicable to that investment account.

31.	A separate Net Investment Factor is applicable to each combination of investment account, separate account charge level and guaranteed minimum death benefit option.

Each net investment factor equals the investment account’s gross investment factor minus the following charges incurred since the previous valuation day:

A)	the applicable separate account charge; and

B)	the GMDB charge, if applicable.

32.	An investment account’s Gross Investment Factor equals A divided by B, as follows:

A equals

i.       the net asset value of the shares in the funds held by the account as of the end of the valuation day, excluding the net effect of contract owners’ transactions (i.e., premiums received, benefits paid, and transfers to and from the account) made during that day; plus

ii.      investment income and capital gains distributed to the account; less

iii.    any amount paid and/or reserved for tax liability resulting from the operation of the account since the previous valuation day.

B equals	the value of the shares in the funds held by the account as of the end of the prior valuation day, including the net effect of contract owners’ transactions made during the prior valuation day.

33.	The Separate Account Charge is the sum of the mortality and expense risk charge plus the administrative expense charge. These components of the separate account charge are shown in section 73.

34.	A GMDB Charge is assessed if you have elected the guaranteed minimum death benefit described in section 45. The GMDB charge is shown in section 74.

35.	A Maintenance Charge is assessed on each anniversary of the date of issue, and upon withdrawal of the entire contract accumulation, if your contract accumulation is less than $25,000. The amount of the charge is shown in section 75. The charge will be deducted from your Money Market Account accumulation up to the amount of the charge. If the charge is greater than your Money Market Account accumulation, the excess will be pro-rated among your other investment account accumulations.

36.	Number of Accumulation Units. The number of your accumulation units in an investment account will be increased by:

A)	any premiums you allocate to that account; and

B)	any transfers you make to that account;

TCL-VA2	Page 8

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

and will be decreased by:

C)	any deductions of premium taxes incurred by us for your account accumulation; and

D)	any withdrawals you make from your accumulation in that account; and

E)	any transfers you make from that account to another account; and

F)	any maintenance charges that have been deducted from that account; and

G)	any redemption charges imposed by the fund underlying the account.

The increase or decrease in the number of your accumulation units on any valuation day is equal to the net dollar value of all transactions divided by the value of the applicable accumulation unit as of the end of the valuation day.

If a different separate account charge becomes applicable to your contract as described in section 73, your accumulation units in each account will be converted to different units applicable to your then current separate account charge. The number of your new accumulation units in each investment account will be that which results in no change to that investment account accumulation due to the conversion.

Part E: Income Benefit

37.	Payment of the Income Benefit. Your contract accumulation can be used to provide you with income benefits from the fixed account. Fixed account income is guaranteed as shown in the rate schedule and is payable from the general account.

If the last surviving owner dies while any income benefit payments remain due, the beneficiaries will become owners and receive the income benefit.

38.	The Amount of the Income Benefit payable from the fixed account as of the annuity starting date will be determined by:

A)	the amount of accumulation applied to the fixed account;

B)	the rates specified in the rate schedule;

C)	the income option and payment frequency you choose;

D)	if you choose a one-life annuity, the annuitant’s age; and

E)	if you choose a two-life annuity, the annuitant’s age and the second annuitant’s age.

39.	Starting the Income Benefit. Payment of the income benefit will begin as of the annuity starting date you have chosen, if the primary owner, joint owner (if any), and the annuitant are then living and:

A)	you have chosen one of the income options set forth in section 40; and

B)	if you choose a one-life annuity, we have received due proof of the annuitant’s age; and

C)	if you choose a two-life annuity, we have received due proof of the annuitant’s age and the second annuitant’s age.

If the requirements of this section have not been completed by the annuity starting date you have chosen, the annuity starting date will be deferred to the first of the month after these requirements have been completed.

You may change the annuity starting date at any time on or before the day the income benefit begins, by written notice to us, as explained in section 62. You may change the annuity starting date to the first of any month following the date of the change, but not to a month:

A)	earlier than fourteen months after the date of issue shown on page 3; or

B)	later than the annuitant’s ninetieth birthday.

If you have not chosen an annuity starting date prior to the first of the month in which the annuitant turns age 90, you will be deemed to have chosen that date.

40.	Income Options are the ways in which you may have the income benefit paid. Any time before the annuity starting date you may choose one of the options listed below. Any choice or change of such choice must be made by written notice to us as explained in section 62. You may change your choice at any time before payments begin, but once they have begun no change can be made.

TCL-VA2	Page 9

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

The following are the income options from which you may choose. In addition to providing an income during the lifetime of the annuitant or for a fixed period, some options provide that payments will continue for the lifetime of a second annuitant, and some provide that payments will continue in any event during a guaranteed period as explained below.

The income options are described as monthly payments, but you may choose quarterly, semiannual or annual payments. If the income benefit would be less than $100 a month, we will have the right to change to quarterly, semiannual or annual payments, whichever will result in payments of $100 or more and the shortest interval between payments. Once payments have begun, the frequency cannot be changed. You may not elect an option that would not be treated as an annuity under federal tax law.

The periodic amount paid depends on which of these options you choose:

One-Life Annuity. A payment will be made each month for as long as the annuitant is alive. You may include a guaranteed period of 10, 15 or 20 years. If you do not include a guaranteed period, all payments will cease at the annuitant’s death. If you include a guaranteed period and the annuitant dies before the end of that period, monthly payments will continue until the end of that period and then cease.

Two-Life Annuity. A payment will be made each month for as long as either the annuitant or the second annuitant is alive. You cannot change your choice of second annuitant after payments begin. You may include a guaranteed period of 10, 15 or 20 years. If you do not include a guaranteed period, all payments will cease after both annuitants have died. You may choose from among the following forms of two-life annuity.

Full Benefit While Either the Annuitant or the Second Annuitant is Alive. The full monthly benefit payable while both the annuitant and the second annuitant are alive will continue to be paid until both have died. If you include a guaranteed period and the annuitant and the second annuitant both die before the end of the period chosen, the full monthly benefit that would have been payable if both had lived will continue to be paid until the end of that period and then cease.

Two-thirds Benefit After the Death of Either the Annuitant or the Second Annuitant. At the death of either the annuitant or the second annuitant, two-thirds of the monthly benefit that would have been payable if both had lived will continue to be paid until both have died. If you include a guaranteed period and the annuitant and the second annuitant both die before the end of the period chosen, two-thirds of the monthly benefit that would have been payable if both had lived will continue to be paid until the end of that period and then cease.

Half Benefit After the Death of the Annuitant. The full monthly benefit will continue to be paid as long as the annuitant is alive. If the second annuitant survives the annuitant, one-half of the monthly benefit that would have been payable if the annuitant had lived will continue to be paid until both have died. If you include a guaranteed period and the annuitant and the second annuitant both die before the end of the period chosen, one-half of the monthly benefit that would have been payable if both had lived will continue to be paid until the end of that period and then cease.

Fixed-Period Annuity. A payment will be made each month for a fixed period you choose that is not less than 2 nor more than 30 years. At the end of the period chosen no further payments will be made. If the annuitant dies before the end of the period chosen, the monthly payments will continue to the end of that period and then cease.

Automatic Election Provision. If, on the annuity starting date determined in accordance with section 39, you have not chosen one of the income options described in this contract, you will be deemed to have chosen a one-life annuity with a ten-year guaranteed period, or a shorter period if required to meet federal tax law.

41.

Distribution Requirements upon the Death of the Owner. If the last surviving owner dies on or after the annuity starting date, any income benefit remaining due must be distributed at least as rapidly as under the income option on which income benefit payments were being made as of the date of death.

TCL-VA2	Page 10

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

Part F: Death Benefit

42.	Availability of the Death Benefit. If either owner or the annuitant dies before the annuity starting date, the death benefit will become available to the death benefit payees.

If either owner dies and the deceased owner’s surviving spouse is the sole surviving death benefit payee, he or she may choose to become the owner and continue the contract, or instead choose to be paid the death benefit. If the payee does not make a choice within 60 days of the date we receive due proof of death, he or she will automatically become the owner of the contract as of the date of death. If the deceased owner was also the annuitant, the payee will also become the annuitant upon becoming the owner.

43.	The Death Benefit Payable Date is the date we authorize payment of a death benefit payee’s portion of the death benefit, which is the date we receive due proof of death of either owner or the annuitant and all information required to be furnished for payment of a portion of the death benefit.

44.	The Amount of the Death Benefit is your contract accumulation on the first death benefit payable date, plus any amount added in accordance with section 45.

45.	If you chose the Guaranteed Minimum Death Benefit option upon issue of this contract, then the excess of the guaranteed minimum death benefit over your contract accumulation on the first death benefit payable date will be added to the death benefit.

The guaranteed minimum death benefit as of any valuation day is equal to the sum of all premiums credited less the adjusted sum of any withdrawals made.

The adjusted sum of withdrawals is the sum of the products of each withdrawal multiplied by the greater of 1 and the ratio of A to B, where:

A	is the value of the guaranteed minimum death benefit on the valuation day preceding the withdrawal, and

B	is the contract accumulation on the valuation day of the withdrawal, excluding the effect of any transactions on that day.

Multiple withdrawals made on any single day will be aggregated for the purpose of this calculation.

The annual charge for the guaranteed minimum death benefit option is shown in section 74.

46.	Method of Payment. We will pay each death benefit payee in one sum.

Part G: Withdrawal and Transfer of Accumulations

47.	Transfers. After the end of the right to examine period, and on or before the day your income benefits begin, you may transfer accumulations from any investment account under this contract. A transfer must be at least $250 or the entire account accumulation.

Any request to transfer accumulations must be in a form acceptable to us.

48.	Withdrawals. After the end of the right to examine period, and on or before the day your income benefits begin, you may withdraw accumulations from any investment account under this contract. A withdrawal must be at least $1,000 or the entire account accumulation. If a withdrawal would cause the contract accumulation to fall below $1,000, the amount of the withdrawal will be changed to the entire contract accumulation.

Any withdrawal request must be made by written notice to us as explained in section 62. If your entire contract accumulation is withdrawn, all obligations of TIAA-CREF Life to you under this contract are fulfilled.

49.	Effective Date of a Withdrawal or Transfer. A withdrawal payment or a transfer will be effective, and all values determined as of the end of the business day in which we receive your request in a form acceptable to us. A request for a withdrawal or transfer cannot be revoked after its effective date.

Payment of a withdrawal or transfer may be delayed to the extent permitted or required under the Investment Company Act of 1940, or any other applicable federal or state law.

TCL-VA2	Page 11

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

50.	Restrictions on Withdrawals and Transfers. We may limit withdrawals and/or transfers from any account to no more than one withdrawal and one transfer in any 90-day period.

To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of, or withdrawals from, an investment account in order to curb frequent transaction activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds held by an investment account. In accordance with applicable law, we may terminate the transfer feature of this contract at any time.

51.	Systematic Withdrawals. If your contract accumulation is at least $10,000, you may have withdrawals made from one or more of the investment accounts on a systematic basis. Systematic withdrawals may be scheduled to be made monthly, quarterly, semi-annually or annually, from the first to the twenty eighth day of the month. If the scheduled date of a systematic withdrawal is not a business day, the withdrawal will be paid on the next business day.

The starting date of a series of systematic withdrawals must be at least seven days after we receive all required forms. Systematic withdrawals will continue until the earliest of the following: the date you tell us to stop, or your accumulation in any account is insufficient, or any withdrawal would cause your contract accumulation to fall below $1,000, or your death, or the annuitant’s death. You may not have more than one series of systematic withdrawals in effect at any one time.

A periodic withdrawal amount must be specified either in dollars, or percentage of accumulation, or numbers of accumulation units. The initial periodic withdrawal amount must be at least $100.

Systematic withdrawals paid by check may be subject to a fee of up to $5 per payment.

Systematic withdrawals are not available to you while you own any other deferred annuities issued by us that:

A)	accept only after-tax contributions, and

B)	were issued during the calendar year in which this contract was issued, and

C)	have a contract accumulation greater than zero.

Changes in a series of systematic withdrawals must be made as described in section 62 and must comply with all restrictions described in this section.

Systematic withdrawals are subject to all provisions applicable to withdrawals, except as otherwise provided in this section. We may restrict the availability of systematic withdrawals from any new accounts that are added to this contract after the issue date of this contract. We may suspend future systematic withdrawals with ninety days’ written notice to you.

52.	Systematic Withdrawals to Pay Financial Advisor Fees. You may authorize a series of systematic withdrawals to pay the fees of a financial advisor. Such systematic withdrawals are subject to all provisions applicable to systematic withdrawals, except as otherwise described in this section.

One series of systematic withdrawals to pay financial advisor fees may be in effect at the same time that one other series of systematic withdrawals is also in effect. Systematic withdrawals to pay financial advisor fees must be scheduled to be made quarterly only, not earlier than the seventh business day after the end of a calendar quarter. The amount withdrawn must be specified in dollars or a percentage of your contract accumulation as of the end of the quarter, and will be distributed in proportion to your accumulations in each account, or over the accounts that you specify. The financial advisor may request that we stop making withdrawals.

We may determine the eligibility of financial advisors for this type of fee reimbursement.

53.	Dollar Cost Averaging (DCA). In addition to the availability of transfers of accumulations, if your contract accumulation is at least $10,000, you may enroll in dollar cost averaging. DCA allows you to make a series of transfers from the Money Market Account to one or more other accounts. Such transfers may be scheduled to be made monthly or quarterly, from the first to the twenty eighth day of the month. If the scheduled date of a transfer is not a business day, the transfer will be made on the next business day.

The starting date of a DCA series must be at least seven days after we receive all required forms, and may not be during the right to examine period. Transfers will continue until the earliest of the following: the date you tell us to stop, or your accumulation in the Money Market Account is depleted, or your death, or the annuitant’s death. You may not have more than one series in effect at any one time.

The transfer amount must be specified either in dollars or percentage of accumulation. The initial transfer amount must be at least $100.

TCL-VA2	Page 12

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

You may not enroll in DCA while automatic account rebalancing is in effect.

You may make changes in a DCA series by written notice to us, as explained in section 62. Any changes must comply with all restrictions described in this section.

DCA is subject to all provisions applicable to transfers, except as otherwise provided in this section. We may restrict the availability of DCA to any new accounts that are added to this contract after the issue date of this contract. We may suspend future DCA transfers with ninety days written notice to you.

54.	Automatic Account Rebalancing. On or before the day your income benefits begin, you may enroll in automatic account rebalancing. We will periodically transfer accumulations among your investment accounts in order to maintain the allocation percentages that you specify. The percentages you specify must be whole numbers.

Rebalancing will not begin before the end of the right to examine period. We may disallow your request to enroll in rebalancing within twelve months of your having begun a previous rebalancing program.

You may specify monthly, quarterly, semiannual, or annual rebalancing from the first to the twenty eighth day of the month. If the scheduled rebalance date is not a business day, the transfer will be made on the next business day.

Requests to start or stop rebalancing must be made by written notice to us, as explained in section 62.

We may restrict the availability of automatic account rebalancing to any new accounts that are added to this contract after the issue date of this contract. We may suspend this feature with ninety days written notice to you.

You may not enroll in automatic account rebalancing while dollar cost averaging in effect.

Part H: General Provisions

55.	Insulation of Separate Account. TIAA-CREF Life owns the assets in separate account [TIAA-CREF Life VA-1]. To the extent permitted by law, the assets of the separate account will not be charged with liabilities arising out of any other business TIAA-CREF Life may conduct. All income, gains and losses, whether or not realized, of an investment account of the separate account will be credited to or charged against only that investment account without regard to TIAA-CREF Life’s other income, gains or losses.

56.	Addition or Deletion of an Investment Account. We may, as permitted by applicable law, add, combine, or delete investment accounts within the separate account. If you own accumulation units in an investment account that is deleted, you must transfer them to an available investment account.

Any changes as described in this section will be effected only after obtaining any approvals required by the New York Insurance Department.

57.	Change or Substitution of Funds. We may, as permitted by applicable law, change or substitute the funds whose shares are held by the investment accounts. Any such changes will be effected only after obtaining the approval of the New York Insurance Department.

58.	Reports. At least once each year until the annuity starting date, we will provide you with a report for the calendar year just ended. It will provide a statement of the investments held in the separate account, and it will show the value of your contract accumulation, the death benefit, and for each investment account accumulation, the value of your accumulation and the value of one accumulation unit applicable to your contract.

59.	No Loans. This contract does not provide for loans.

60.	Assignment. You may assign this contract prior to the annuity starting date. We assume no responsibility for the validity of any such assignment, nor will we be charged with notice of any assignment unless it is in writing and has been received by us. The rights of the owners, annuitant, any second annuitant, any beneficiaries and any other person to receive benefits under this contract will be subject to the terms of any assignment. You should consult your tax advisor before making any assignment of this contract.

This contract may not be assigned on or after the annuity starting date.

TCL-VA2	Page 13

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

61.	Protection Against Claims of Creditors. The benefits and rights accruing to you or any other persons under this contract are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

62.	Procedure for Elections and Changes. You have to make any choice or change available under this contract in a form acceptable to us at our home office in New York, NY or an administrative office designated by us. If you send us a notice changing your beneficiaries or other persons named to receive payments, it will take effect as of the date it was signed even if you then die before the notice actually reaches us. Any other notice will take effect as of the date we receive it. If we take any action in good faith before receiving the notice, we will not be subject to liability even if our acts were contrary to what you told us in the notice.

If a joint owner has been named and both owners are living, authorization from both owners is required for changes and transactions other than transfers and allocation of premiums.

63.	Payment to an Estate, Guardian, Trustee, etc. TIAA-CREF Life will not be responsible for the acts or neglects of any executor, trustee, guardian, or other third party receiving payments under this contract. If you designate a trustee of a trust as beneficiary, we are not obliged to ask about the terms of the underlying trust or any will.

If the death benefit becomes payable to the designated trustee of a testamentary trust, but:

A)	no qualified trustee makes claim for the benefit within nine months after the death benefit becomes payable; or

B)	evidence satisfactory to us is presented at any time within such nine-month period that no trustee can qualify to receive the benefit due,

payment will be made to the successor beneficiaries, if any are designated and surviving on the death benefit payable date; otherwise payment will be made to the surviving owner or executors or administrators of the estate of the last surviving owner.

If benefits become payable to an inter-vivos trustee, but the trust is not in effect or there is no qualified trustee, payment will be made to the successor beneficiaries, if any are designated and surviving; otherwise payment will be made to the surviving owner or the executors or administrators of the estate of the last surviving owner.

Payment to any trustee or estate as provided for above shall fully satisfy TIAA-CREF Life’s payment obligations under this contract to the extent of such payment.

64.	Investment Company Act of 1940. The separate account is a unit-investment trust that is a registered investment company under the Investment Company Act of 1940. However, we may operate the separate account using any other form permitted under the Act. Also, we may deregister the separate account under the Act, subject to compliance with applicable law.

65.	Service of Process upon TIAA-CREF Life. We will accept service of process in any action or suit against us on this contract in any court of competent jurisdiction in the United States provided such process is properly made. We will also accept such process sent to us by registered mail if the plaintiff is a resident of the state, district or territory in which the action or suit is brought. This section does not waive any of our rights, including the right to remove such action or suit to another court.

66.	Benefits Based on Incorrect Age. If the amount of benefits is determined by data as to a person’s age that is incorrect, benefits will be recalculated based on the correct age. Any amounts underpaid by us based on the incorrect data will be paid at the time the correction is made. Any amounts overpaid by us based on the incorrect data will be charged against the payments due after the correction is made. Any amounts so paid or charged will include compound interest at the effective rate of 6% per year.

TCL-VA2	Page 14

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

67.	Proof of Survival. For any benefit that requires that the owners, annuitant, any second annuitant, any beneficiaries and/or any other person named to receive benefits be alive on the date any benefit payment is due under the terms of this contract, we may require satisfactory proof that such person or persons are alive. If this proof is not received after it has been requested in writing, we will have the right to make reduced payments or to withhold payments entirely until such proof is received. If under a two-life annuity we have overpaid benefits because of a death of which we were not notified, subsequent payments will be reduced or withheld until the amount of the overpayment, plus compound interest at the rate of 6% per year, has been recovered.

68.	Compliance with Laws and Regulations. We will administer this contract to comply with all applicable laws and regulations pertaining to annuities and the terms and conditions of this contract. You cannot elect any benefit or exercise any right under this contract if the election of that benefit or exercise of that right is prohibited under an applicable state or federal law or regulation. We will withhold and forward to tax authorities any amounts required by law.

69.	Right to Amend. We may change this contract from time to time in order to comply with applicable federal and state laws on annuities. If we make such a change, we will do so for all contracts written on this form and delivered in the same state this contract was delivered.

70.	Correspondence and Requests for Benefits. No notice, application, form, or request for benefits will be deemed to be received by us unless it is received at our home office in New York, NY or an administrative office designated by us. All benefits are payable at our home office in New York, NY. Any questions about this contract or inquiries about our services should be directed to us at our home office address, TIAA-CREF Life, 730 Third Avenue, New York, NY 10017-3206, or an administrative office designated by us.

TCL-VA2	Page 15

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

Part I: Rate Schedule

71.	Fixed Account Annuity Purchase Rates will be computed on this basis:

A)	a deduction for any premium taxes incurred by us for your contract;

B)	interest at the effective annual rate of 2%; and

C)	mortality according to the Annuity 2000 Mortality Table (TIAA Merged Gender Mod C), with ages set back an additional three months for each completed year between January 1, 2000 and the date that annuity payments begin, as illustrated in the accompanying chart.

We may pay income amounts that are higher than guaranteed by this section.

We will compute fixed account income benefits on the basis stated above, or, if it produces larger income benefits, on the basis we use for any single premium immediate annuity being offered for contracts of the same class as this contract when income benefits begin, after a deduction for any premium taxes incurred by us for your contract when income benefits begin.

72.	Surrender Charge. No surrender charge is assessed against withdrawals.

73.	Separate Account Charge. The components of the separate account charge described in section 33 are as follows:

A.	The mortality and expense risk charge is applicable only during the first ten contract years. The charge is based on your contract accumulation at the end of the latest of the following dates:

•	the end of the prior calendar month

•	the date on which your most recent premium was credited

•	the effective date of your most recent withdrawal.

The mortality and expense risk charge is as follows:

Contract Accumulation	Effective Annual Rate of Investment Account Average Net Assets
Less than $100,000	0.40%
At least $100,000, but less than $500,000	0.25%
At least $500,000	0.15%

B.	The administrative expense charge is an effective annual rate of 0.30% of an investment account’s average net assets. We may choose to waive a portion of the administrative expense charge.

74.	GMDB Charge. The GMDB charge described in section 34, is an effective annual rate of 0.10% of an investment account’s average net assets.

75.	Maintenance Charge. The maintenance charge described in section 35 is $25.

TCL-VA2	Page 16

Your TIAA-CREF Life [Intelligent Variable Annuity] Contract

Fixed Account Payment Table

Guaranteed Annual Amount of Fixed Account Income Benefits

Under a One-Life Annuity with Ten-Year Guaranteed Period

Provided by an Accumulation of $10,000

(after any applicable premium taxes have been deducted)

One-twelfth of the amount shown is payable each month

Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments	Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments	Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments
40	$305.99	57	$383.81	74	$553.18
41	$309.20	58	$390.38	75	$568.43
42	$312.54	59	$397.25	76	$584.44
43	$316.02	60	$404.44	77	$601.22
44	$319.65	61	$411.96	78	$618.78
45	$323.43	62	$419.85	79	$637.13
46	$327.38	63	$428.13	80	$656.25
47	$331.50	64	$436.82	81	$676.14
48	$335.79	65	$445.95	82	$696.74
49	$340.27	66	$455.55	83	$718.03
50	$344.94	67	$465.65	84	$739.91
51	$349.82	68	$476.29	85	$762.31
52	$354.90	69	$487.50	86	$785.11
53	$360.20	70	$499.31	87	$808.15
54	$365.73	71	$511.75	88	$831.28
55	$371.50	72	$524.86	89	$854.30
56	$377.52	73	$538.66	90	$877.00

The yearly payments shown above are those that result from the application of an accumulation of $10,000 to the specified income option when the annuitant has attained an adjusted age as shown, but has not passed the date on which that adjusted age was attained by as much as one month. The annuitant’s adjusted age equals the annuitant’s actual age minus three months for each completed year between January 1, 2000 and the annuity starting date. All ages used in computing payments are calculated in completed years and months. Payments beginning at ages other than those shown, and under other income options, are computed on the basis stated in the rate schedule. For accumulations other than $10,000, payments will be proportionate.

Nonqualified Flexible Premium Deferred Annuity

Variable Accumulations and Fixed Income Benefits

Nonparticipating

TCL-VA2	Page 17